As filed with the Securities and Exchange Commission on December 21, 2021

File No. 333-259405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

FIRST AMERICAN FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

800 Nicollet Mall

Minneapolis, Minnesota 55402

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(612) 303-7987

(Area Code and Telephone Number)

Richard J. Ertel

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall

Minneapolis, Minnesota 55402

(Name and Address of Agent for Service)

Copies of Communications to:
Paulita A. Pike Ropes & Gray LLP 191 North Wacker Drive 32nd Floor Chicago, IL 60606	Rita Rubin Ropes & Gray LLP 191 North Wacker Drive 32nd Floor Chicago, IL 60606

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 shall become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Title of Securities Being Registered:  Class Z shares of common stock of Government Obligations Fund, a series of the Registrant. The Registrant has previously registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith in reliance upon Section 24(f).

 FIRST AMERICAN FUNDS, INC.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Letter to Shareholders*

Notice of Special Meeting*

Shareholder Voting Instructions*

Part A - Proxy Statement/Prospectus*

Part B - Statement of Additional Information*

Part C - Other Information

Signature Page

Exhibits

*Incorporated by reference from Registrant’s Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on October 19, 2021, and subsequently filed in definitive form pursuant to Rule 497 on October 22, 2021 (the “Registration Statement”).

Explanatory Note

This post-effective amendment is being filed solely for the purpose of including in the Registration Statement the opinion of Ropes & Gray LLP as to tax matters (Exhibit 12) for the reorganization of Government Select Series, a series of PFM Funds, into the Government Obligations Fund, a series of First American Funds, Inc.

PART C. OTHER INFORMATION

Item 15. Indemnification

The Registrant’s Articles of Incorporation and Bylaws provide that the Registrant shall indemnify such persons for such expenses and liabilities, in such manner, under such circumstances, and to the full extent as permitted by Section 302A.521 of the Minnesota Statutes, as now enacted or hereafter amended; provided, however, that no such indemnification may be made if it would be in violation of Section 17(h) of the Investment Company Act of 1940, as now enacted or hereafter amended, and any rules, regulations, or releases promulgated thereunder. Section 302A.521 of the Minnesota Statutes, as now enacted, provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding if, with respect to the acts or omissions of the person complained of in the proceeding, the person has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding with respect to the same acts or omissions; acted in good faith, received no improper personal benefit, and the Minnesota Statutes dealing with directors’ conflicts of interest, if applicable, have been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful; and reasonably believed that the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2, 1980). Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)(a) Amended and Restated Articles of Incorporation, as amended through January 20, 1995 (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 22, filed on January 22, 1996 (File Nos. 002-74747 and 811-03313)).

(1)(b) Certificate of Designation dated March 2, 1998, designating Class A or Retail shares for Government Obligations Fund (Incorporated by reference to Exhibit (1)(b) to Post-Effective Amendment No. 28, filed on March 3, 1998 (File Nos. 002-74747 and 811-03313)).

(1)(c) Certificate of Designation dated June 1, 2001, designating Class A, Y and S shares of Ohio Tax Free Obligations Fund; Class I and S shares of Prime Obligations Fund; Class S shares of Government Obligations Fund; Class S shares of Treasury Obligations Fund; and Class S shares of Tax Free Obligations Fund (Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 36, filed on June 27, 2001 (File Nos. 002-74747, 811-03313)).

(1)(d) Articles of Amendment to Articles of Incorporation dated November 26, 2001 (Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 40, filed on November 30, 2001 (File Nos. 002-74747, 811-03313)).

(1)(e) Certificate of Designation dated December 2003, designating Class Z shares of Government Obligations Fund, Tax Free Obligations Fund, and Treasury Obligations Fund (Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 47, filed on December 1, 2003 (File Nos. 002-74747, 811-03313)).

(1)(f) Articles of Amendment to Articles of Incorporation dated August 30, 2005 (Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 55, filed on October 28, 2005 (File Nos. 002-74747, 811-03313)).

(1)(g) Certificate of Designation filed February 23, 2006, designating Institutional Investor shares of Prime Obligations Fund, Government Obligations Fund, Treasury Obligations Fund, Tax Free Obligations Fund, and U.S. Treasury Money Market Fund (Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(1)(h) Articles of Correction to Certificate of Designation filed February 23, 2006 (Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(1)(i) Certificate of Designation dated February 5, 2016 designating Class X shares of Government Obligations Fund, Prime Obligations Fund and Treasury Obligations Fund, filed on February 5, 2016 (Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 75, filed on February 5, 2016 (File Nos. 002-74747, 811-03313)).

(1)(j) Certificate of Designation dated October 11, 2016 renaming certain series and classes, filed on October 12, 2016 (Incorporated by reference to Exhibit (a)(15) to Post-Effective Amendment No. 90, filed on October 14, 2016 (File Nos. 002-74747, 811-03313)).

(1)(k) Certificate of Designation dated September 28, 2017 designating Class P shares of Government Obligations Fund and Treasury Obligations Fund, filed on September 28, 2017 (Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 92, filed on October 13, 2017 (File Nos. 002-74747, 811-03313)).

(1)(l) Certificate of Designation dated December 6, 2017 designating Class U shares of Government Obligations Fund, filed on December 6, 2017 (Incorporated by reference to Exhibit (a)(17) to Post-Effective Amendment No. 97, filed on December 21, 2017 (File Nos. 002-74747, 811-03313)).

(1)(m) Certificate of Designation dated July 16, 2020 designating Class T shares of Government Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Obligations Fund, filed on July 20, 2020 (Incorporated by reference to Exhibit (a)(18) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(1)(n)Articles of Amendment to Amended and Restated Articles of Incorporation dated September 7, 2021 (Incorporated by reference to Exhibit (1)(n) to Form N-14, filed on September 9, 2021 (File Nos. 333-259405, 811-03313)).

(2) Bylaws, as amended June 16, 2020 (Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(3) Not applicable.

(4)  Form of Agreement and Plan of Reorganization, previously filed as Appendix A to the Registration Statement on Form N-14 on October 19, 2021, is incorporated by reference.

(5) Not applicable.

(6)(a) Investment Advisory Agreement, dated January 20, 1995, between the Registrant and First Bank National Association (Incorporated by reference to Exhibit (5) to Post-Effective Amendment No. 22, filed on January 22, 1996 (File Nos. 002-74747, 811-03313)).

(6)(b) Assignment and Assumption Agreement, dated May 2, 2001, relating to assignment of Investment Advisory Agreement to U.S. Bancorp Piper Jaffray Asset Management, Inc. (Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 51, filed on November 30, 2004 (File Nos. 002-74747, 811-03313)).

(6)(c) Amendment to Exhibit A to Investment Advisory Agreement effective October 25, 2004 (series and fees) (Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 50, filed on October 15, 2004 (File Nos. 002-74747, 811-03313)).

(6)(d) Amendment to Investment Advisory Agreement dated as of June 21, 2005, permitting First American Funds, Inc. to purchase securities from Piper Jaffray & Co. (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 54, filed on August 16, 2005 (File Nos. 002-74747, 811-03313)).

(6)(e) Amendment to Exhibit A to Investment Advisory Agreement effective June 30, 2015 (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 76, filed on February 19, 2016 (File Nos. 002-74747, 811-03313)).

(6)(f) Expense Limitation Agreement effective October 30, 2019, between the Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (d)(6) to Post-Effective Amendment No. 102, filed on October 30, 2019 (File Nos. 002-74747, 811-03313)).

(6)(g) Expense Limitation Agreement effective July 14, 2020, between the Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (d)(7) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(6)(h) Expense Limitation Agreement effective October 30, 2020, between the Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 106, filed on October 30, 2020 (File Nos. 002-74747, 811-03313)).

(6)(i) Expense Limitation Agreement effective August 26, 2021, between the Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (6)(i) to Form N-14, filed on September 9, 2021 (File Nos. 333-259405, 811-03313)).

(7)(a) Distribution Agreement dated October 30, 2018, between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 100, filed on October 31, 2018 (File Nos. 002-74747, 811-03313)).

(7)(b) Amendment to Distribution Agreement dated March 31, 2020 between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(7)(c) Novation to Distribution Agreement between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(7)(d) Form of Dealer Agreement (Incorporated by reference to Exhibit (e)(4) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(8) Not applicable.

(9)(a) Custody Agreement dated July 1, 2006, between Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(9)(b) Amendment to Custody Agreement dated July 1, 2007 (Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 59, filed on October 31, 2007 (File Nos. 002-74747, 811-03313)).

(9)(c) Amendment to Custody Agreement dated February 19, 2009 (Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 62, filed on October 30, 2009 (File Nos. 002-74747, 811-03313)).

(9)(d) Amendment to Custody Agreement dated June 9, 2016 (Incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 81, filed on June 10, 2016 (File Nos. 002-74747, 811-03313)).

(9)(e) Amendment to Custody Agreement dated July 1, 2019 (Incorporated by reference to Exhibit (g)(5) to Post-Effective Amendment No. 102, filed on October 30, 2019 (File Nos. 002-74747, 811-03313)).

(10)(a) Amended and Restated Distribution and Service Plan effective October 26, 2018, for Class A and Class D shares (Incorporated by reference to Exhibit (m)(1) to Post-Effective Amendment No. 100, filed on October 31, 2018 (File Nos. 002-74747, 811-03313)).

(10)(b) Form of Rule 12b-1 Fee Agreement (Incorporated by reference to Exhibit (m)(2) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(10)(c) Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, effective December 5, 2017 (Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 97, filed on December 21, 2017 (File Nos. 002-74747, 811-03313)).

(11) Opinion and Consent of Dorsey & Whitney LLP regarding legality of shares being registered (Incorporated by reference to Exhibit (11) to Pre-Effective Amendment No. 1 on Form N-14, filed on October 19, 2021 (File No. 333-259405)).

(12) Opinion and Consent of Ropes & Gray LLP regarding tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus.*

(13)(a) Administration Agreement dated as of July 1, 2006, by and between Registrant and U.S. Bancorp Asset Management, Inc. (formerly known as FAF Advisors, Inc.) (Incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(13)(b) Amended Schedule A to Administration Agreement, dated July 1, 2011, between Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 65, filed on October 28, 2011 (File Nos. 002-74747, 811-03313)).

(13)(c) Amendment to Administration Agreement, dated August 26, 2021, between Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (13)(c) to Form N-14, filed on September 9, 2021 (File Nos. 333-259405, 811-03313)).

(13)(d) Sub-Administration Agreement effective as of July 1, 2005, by and between U.S. Bancorp Asset Management Inc. and U.S. Bancorp Fund Services, LLC (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 54, filed on August 16, 2005 (File Nos. 002-74747, 811-03313)).

(13)(e) Amendment to Sub-Administration Agreement effective as of January 1, 2017 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 92, filed on October 13, 2017 (File Nos. 002-74747, 811-03313)).

(13)(f) Amendment to Sub-Administration Agreement effective as of August 15, 2018 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC. (Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 100, filed on October 31, 2018 (File Nos. 002-74747, 811-03313)).

(13)(g) Third Amendment to Sub-Administration Agreement effective as of October 30, 2018 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC. (Incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 100, filed on October 31, 2018 (File Nos. 002-74747, 811-03313)).

(13)(h) Amended and Restated Transfer Agent and Shareholder Servicing Agreement dated as of June 30, 2016, by and among Registrant, U.S. Bancorp Fund Services, LLC, and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 84, filed on July 18, 2016 (File Nos. 002-74747, 811-03313)).

(13)(i) Amendment to Transfer Agent and Shareholder Servicing Agreement dated as of September 18, 2018, by and among Registrant, U.S. Bancorp Fund Services, LLC, and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 100, filed on October 31, 2018 (File Nos. 002-74747, 811-03313)).

(14)(a) Consent of Independent Registered Public Accounting Firm with respect to Government Select Series, a series of PFM Funds (Incorporated by reference to Exhibit (14)(a) to Pre-Effective Amendment No. 1 on Form N-14, filed on October 19, 2021 (File No. 333-259405)).

(14)(b) Consent of Independent Registered Public Accounting Firm with respect to Government Obligations Fund, a series of First American Funds, Inc. (Incorporated by reference to Exhibit (14)(b) to Pre-Effective Amendment No. 1 on Form N-14, filed on October 19, 2021 (File No. 333-259405)).

(15) Not applicable.

(16) Power of Attorney dated August 17, 2021 (Incorporated by reference to Exhibit (16) to Form N-14, filed on September 9, 2021 (File Nos. 333-259405, 811-03313)).

(17) Not applicable.

* Filed herewith.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees that executed opinion of counsel supporting the tax matters discussed in the Joint Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission following the closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Minneapolis and State of Minnesota, on the 21st day of December, 2021.

First American Funds, Inc.	By:	/s/ Eric J. Thole
Registrant		Eric J. Thole, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 21, 2021.

SIGNATURE	TITLE
/s/ Eric J. Thole	President (principal executive officer)
Eric J. Thole

/s/ Jill M. Stevenson	Treasurer (principal financial/ accounting officer)
Jill M. Stevenson

*	Director
David K. Baumgardner

*	Director; Chairman of the Board of Directors
Mark E. Gaumond

*	Director
Roger A. Gibson

*	Director
Jennifer J. McPeek

*	Director
C. David Myers

*	Director
P. Kelly Tompkins

* Richard J. Ertel, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors of First American Funds, Inc. pursuant to the powers of attorney duly executed by such persons.

By: /s/ Richard J. Ertel	Attorney-in-Fact
Richard J. Ertel

INDEX TO EXHIBITS

Exhibit No.	Title of Exhibit

(12)	Opinion and Consent of Ropes & Gray LLP regarding tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus.